SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2008
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Vice President and
Chief Financial Officer

Date: December 1, 2008

Quarterly Securities Report

For the three months ended September 30, 2008

(TRANSLATION)

Sony Corporation

Note for readers of this English translation:

On November 14, 2008, Sony Corporation (the “Company”) filed its Japanese-language Quarterly Securities Report (Shihanki Houkokusho) for the three months ended September 30, 2008 with the Kanto Financial Bureau in Japan (the “Report”) pursuant to the Financial Instruments and Exchange Act of Japan. This document is an English translation of the Report in its entirety, except for (i) information which had been previously submitted to the U.S. Securities and Exchange Commission in a Form 20-F, Form 6-K and any other forms and (ii) a description of differences between generally accepted accounting principles in the U.S. (“U.S. GAAP”) and generally accepted accounting principles in Japan (“J-GAAP”) which are required to be described in the Quarterly Securities Report under the Financial Instruments and Exchange Act of Japan if the Company prepares its financial statements in conformity with accounting principles other than J-GAAP.

Cautionary Statement

Statements made in this translation with respect to Sony’s (as defined below) current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony. Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “may” or “might” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Sony disclaims any such obligation. Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending as well as the recent worldwide crisis in the financial markets and housing sectors; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales or in which Sony’s assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including newly introduced platforms within the Game segment, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and the music business); (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and increasing production capacity; (v) Sony’s ability to implement successfully business reorganization activities in its Electronics segment; (vi) Sony’s ability to implement successfully its network strategy for its Electronics, Game and Pictures segments, and All Other, including the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and the music business in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (viii) Sony’s ability to maintain product quality (particularly in the Electronics and Game segments); (ix) the success of Sony’s joint ventures and alliances; (x) the outcome of pending legal and/or regulatory proceedings; (xi) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; and (xii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment. Risks and uncertainties also include the impact of any future events with material adverse impacts.

I    Corporate Information

(1) Selected Consolidated Financial Data

	Yen in millions, Yen per share amounts
	Six Months Ended September 30, 2008	Three Months Ended September 30, 2008	Fiscal Year Ended March 31, 2008
Sales and operating revenue	4,051,349	2,072,305	8,871,414
Operating income	84,487	11,048	475,299
Income before income taxes	70,229	7,307	567,134
Net income	55,793	20,816	369,435
Stockholders’ equity	—	3,431,916	3,465,089
Total assets	—	12,972,416	12,552,739
Stockholders’ equity per share of common stock (yen)	—	3,419.98	3,453.25
Net income per share of common stock, basic (yen)	55.60	20.74	368.33
Net income per share of common stock, diluted (yen)	53.11	19.83	351.10
Ratio of stockholders’ equity to total assets (%)	—	26.5	27.6
Net cash provided by (used in) operating activities	(144,078)	—	757,684
Net cash provided by (used in) investing activities	(488,106)	—	(910,442)
Net cash provided by (used in) financing activities	236,585	—	505,518
Cash and cash equivalents at the end of the period	—	700,923	1,086,431
Number of employees	—	185,800	180,500

Notes:

1.	The Company’s consolidated financial statements are prepared in conformity with U.S. GAAP.
2.

Effective April 1, 2008, the Company reports equity in net income of affiliated companies as a component of operating income. Prior to April 1, 2008, equity in net income of affiliated companies was shown below minority interest in income (loss) of consolidated subsidiaries and above net income in the Company’s consolidated results of operations.  In connection with this reclassification, operating income and income before income taxes for the fiscal year ended March 31, 2008 have been reclassified to conform with the presentation of these items for the second quarter ended September 30, 2008.

3.	Consumption taxes are not included in sales and operating revenue.
4.	The Company prepares its consolidated financial statements, and therefore parent-alone financial data is not prepared.

(2) Business Overview

There was no significant change in the business of the Company and its consolidated subsidiaries (collectively “Sony”) during the three months ended September 30, 2008.

As of September 30, 2008, the Company had 1,069 subsidiaries and 78 affiliated companies, among which 1,029 companies are consolidated subsidiaries (including variable interest entities) of the Company. It has applied the equity accounting method for 71 affiliated companies.

(3) Changes in Subsidiaries and Affiliated Companies

There was no significant change in subsidiaries and affiliated companies during the three months ended September 30, 2008.

(4) Number of Employees

The following table shows the number of employees as of September 30, 2008.

Consolidated	185,800*
Parent-alone	18,040

* Figures less than one hundred are rounded to the nearest unit.

II    State of Business

(1) Manufacturing, Orders Received and Sales

The products that Sony manufactures and sells are extremely diverse. Due to the nature of electronics devices, home game consoles, game software, and music and video software, Sony generally manufactures products based on forecasts. Because Sony maintains a relatively stable and necessary level of product inventory in order to carry out manufacturing for the Electronics segment, its level of production is similar to its level of sales. As a result, please refer to the description of the Electronics segment results in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” below.

Note for readers of this English translation:

The description of the Electronics segment results in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” referred to the above item II.(1) is the same as described in the “Operating Performance Highlights by Business Segment” in the press release titled “Consolidated Financial Results for the Second Quarter Ended September 30, 2008” submitted to the SEC under Form 6-K on October 29, 2008.

URL: The press release titled “Consolidated Financial Results for the Second Quarter Ended September 30, 2008”

http://www.sec.gov/Archives/edgar/data/313838/000115752308008486/a5813878.htm

(2) Material Contracts

There was no execution of material contracts during the three months ended September 30, 2008.

Note for readers of this English translation:

The above means that there is no update from the description in the Securities Report (Yukashoken Houkokusho) and the Company’s Annual Report on Form 20-F (“Patents and Licenses” in item 4) for the fiscal year ended March 31, 2008, as well as the Quarterly Securities Report (Shihanki Houkokusho) for the three months ended June 30, 2008.

(3) Management’s Discussion and Analysis of Financial Condition and Results of Operations

i) Results of Operation

Note for readers of this English translation:

Except for information specifically described in this English translation, the translation of the description set out in the Japanese-language Quarterly Securities Report is omitted in this document, since it is the same as described in the press release previously submitted to the SEC. Please refer to “Consolidated Financial Results for the Second Quarter Ended September 30, 2008” submitted to the SEC on Form 6-K on October 29, 2008.

URL: The press release titled “Consolidated Financial Results for the Second Quarter Ended September 30, 2008”

http://www.sec.gov/Archives/edgar/data/313838/000115752308008486/a5813878.htm

Foreign Exchange Fluctuations and Risk Hedging

There was no significant change during the three months ended September 30, 2008.

Note for readers of this English translation:

The above means that there was no significant change from the description in the Annual Report on Form 20-F filed with the SEC on June 23, 2008.

URL: The Form 20-F filed with the SEC on June 23, 2008

http://www.sec.gov/Archives/edgar/data/313838/000114554908001104/k01608e20vf.htm

Status of Cash Flow

Operating Activities: During the three months ended September 30, 2008, there was a net cash inflow of 72.9 billion yen in operating activities, an increase of 48.0 billion yen, or 192.5 percent year-on-year. For all segments excluding the Financial Services segment, 4.9 billion yen of net cash was provided in operating activities, a decrease of 0.4 billion yen, or 7.9 percent year-on-year. The Financial Services segment had a net cash inflow of 67.9 billion yen from operating activities, an increase of 42.4 billion yen, or 165.7 percent year-on-year.

During the three months ended September 30, 2008, with respect to all segments excluding the Financial Services segment, the major inflow factors included an increase in notes and accounts payable, trade and a cash contribution from net income, after taking into account depreciation and amortization. This exceeded cash outflow, which included an increase in inventory within the Electronics and Game segments. The Financial Services segment generated net cash mainly from an increase in revenue from insurance premiums reflecting a steady increase in insurance-in-force at Sony Life.

Compared with the same period of the previous fiscal year, within all segments excluding the Financial Services segment, although there was a significant decrease in cash outflow from notes and accounts receivable, trade, net cash inflow decreased slightly mainly as a result of an increase in inventory within the Electronics and Game segments. Within the Financial Services segment, net cash generated increased year-on-year mainly due to an increase in revenue from insurance premiums reflecting a steady increase in insurance-in-force at Sony Life.

Investing Activities: During the three months ended September 30, 2008, Sony used 273.8 billion yen of net cash in investing activities, an increase of 124.8 billion yen, or 83.7 percent year-on-year. For all segments excluding the Financial Services segment, 128.0 billion yen of net cash was used in investing activities, an increase of 84.4 billion yen, or 193.2 percent year-on-year. The Financial Services segment used 149.0 billion yen in net cash, a increase of 51.6 billion yen, or 53.0 percent year-on-year.

During the three months ended September 30, 2008, with respect to all segments excluding the Financial Services segment, there were payments for items such as purchases of manufacturing equipment in the Electronics segment. Within the Financial Services segment, payments for investments carried out at Sony Life, and payments for investments and advances carried out at Sony Bank, where operations are expanding, exceeded proceeds from the maturities and sales of marketable securities and collections of advances.

Compared with the same period of the previous fiscal year, net cash used in investing activities increased within all segments excluding the Financial Services segment, mainly due to the proceeds from the sale of a portion of Sony’s former headquarters site in the same period of the previous fiscal year. Within the Financial Services segment, net cash used in investing activities increased year-on-year mainly due to a decrease in proceeds from the maturities and sales of marketable securities and collections of advances, which were partially offset by a decrease in payments for investments, carried out at Sony Life.

In all segments excluding the Financial Services segment, net cash used by operating and investing activities combined was 123.1 billion yen compared to net cash used of 38.3 billion yen in the same period of the previous fiscal year.

Financing Activities: During the three months ended September 30, 2008, 122.9 billion yen of net cash was provided by financing activities, a decrease of 192.9 billion yen, or 61.1 percent year-on-year. For all segments excluding the Financial Services segment, there was a net cash inflow of 4.8 billion yen in financing activities, a decrease of 176.6 billion yen compared to a net cash inflow of 181.4 billion yen in the same period of the previous fiscal year. This was primarily due to an issuance of commercial paper in the same period of the previous fiscal year. There was no such issuance in the period of this fiscal year. In the Financial Services segment, as a result of an increase in policyholder accounts at Sony Life and an increase in deposits from customers at Sony Bank, financing activities generated 121.3 billion yen of net cash, an increase of 0.9 billion yen, or 0.7 percent year-on-year.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in the exchange rate, the total outstanding balance of cash and cash equivalents at September 30, 2008 was 700.9 billion yen, a decrease of 86.8 billion yen, or 11.0 percent compared with the balance as of June 30, 2008. This is an increase of 73.9 billion yen, or 11.8 percent compared with the balance as of September 30, 2007. The outstanding balance of cash and cash equivalents of all segments excluding the Financial Services segment, was 533.7 billion yen, a decrease of 127.1 billion yen, or 19.2 percent compared with the balance as of June 30, 2008. This is an increase of 78.5 billion yen, or 17.3 percent compared with the balance as of September 30, 2007. Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 167.3 billion yen, an increase of 40.2 billion yen, or 31.7 percent compared with the balance as of June 30, 2008. This is a decrease of 4.6 billion yen, or 2.7 percent compared with the balance as of September 30, 2007.

Information of Cash Flows Separating Out the Financial Services Segment (Unaudited)

The following charts show Sony’s unaudited cash flow information for all segments excluding the Financial Services segment and for the Financial Services segment alone. These separate condensed presentations are not required under U.S. GAAP, which is used in Sony’s consolidated financial statements. However, because the Financial Services segment is different in nature from Sony’s other segments, Sony utilizes this information to analyze its results without Financial Services segment and believes that these presentations may be useful in understanding and analyzing Sony’s consolidated financial statements. Transactions between the Financial Services segment and all other segments excluding the Financial Services segment are eliminated in the consolidated figures shown below.

Condensed Statements of Cash Flows (Unaudited)
Yen in millions
Financial Services	Three months ended September 30
2008

Net cash provided by operating activities	¥67,925
Net cash used in investing activities	(149,006)
Net cash provided by financing activities	121,323
Net increase in cash and cash equivalents	40,242
Cash and cash equivalents at beginning of the period	127,024
Cash and cash equivalents at the end of the period	¥167,266

Yen in millions
Sony without Financial Services	Three months ended September 30
2008

Net cash provided by operating activities	¥4,915
Net cash used in investing activities	(128,032)
Net cash provided by financing activities	4,816
Effect of exchange rate changes on cash and cash equivalents	(8,782)
Net decrease in cash and cash equivalents	(127,083)
Cash and cash equivalents at beginning of the period	660,740
Cash and cash equivalents at the end of the period	¥533,657

Yen in millions
Consolidated	Three months ended September 30
2008

Net cash provided by operating activities	¥72,859
Net cash used in investing activities	(273,844)
Net cash provided by financing activities	122,926
Effect of exchange rate changes on cash and cash equivalents	(8,782)
Net decrease in cash and cash equivalents	(86,841)
Cash and cash equivalents at beginning of the period	787,764
Cash and cash equivalents at the end of the period	¥700,923

ii) Issues Facing Sony and Management’s Response to those Issues

There was no significant change during the three months ended September 30, 2008.

Note for readers of this English translation:

The above means that there was no significant change from the description in the Annual Report on Form 20-F filed with the SEC on June 23, 2008.

URL: The Form 20-F filed with the SEC on June 23, 2008

http://www.sec.gov/Archives/edgar/data/313838/000114554908001104/k01608e20vf.htm

iii) Research and Development

Research and development costs for the three months ended September 30, 2008 increased 0.6 billion yen, or 0.5 percent, to 132.3 billion yen, compared with the same quarter of the previous fiscal year. The ratio of research and development costs to sales (excluding Financial Services segment revenue) decreased from 6.8 percent to 6.7 percent. The bulk of research and development costs were incurred in the Electronics and Game segments. Expenses in the Electronics segment increased 1.6 billion yen, or 1.4 percent, to 112.7 billion yen and expenses in the Game segment increased 0.4 billion yen, or 2.1 percent, to 19.4 billion yen. In the Electronics segment, approximately 67 percent of expenses were for the development of new product prototypes while the remaining 33 percent were for the development of mid- to long-term new technologies in such areas as next-generation displays, semiconductors and communications.

iv) Liquidity and Capital Resources

There was no significant change during the three months ended September 30, 2008.

Note for readers of this English translation:

The above means that there was no significant change from the description in the Annual Report on Form 20-F filed with the SEC on June 23, 2008.

URL: The Form 20-F filed with the SEC on June 23, 2008

http://www.sec.gov/Archives/edgar/data/313838/000114554908001104/k01608e20vf.htm

III    Property, Plant and Equipment

(1) Major Property, Plant and Equipment

There was no significant change during the three months ended September 30, 2008.

(2) Plan for the Purchase and Retirement of Major Property, Plant and Equipment

During the three months ended September 30, 2008, there was no significant change in the purchase and retirement of property, plant and equipment from the plan at June 30, 2008. During the three months ended September 30, 2008, there was no significant new firm plan of the purchase and retirement of major property, plant and equipment.

IV   Company Information

(1) Information on the Company’s Shares

i) Total Number of Shares

1) Total Number of Shares

Class	Total number of shares authorized to be issued
Common stock	3,600,000,000
Total	3,600,000,000

2) Number of Shares Issued

Class	Number of shares issued		Securities exchange where the shares are listed or registered/authorized Financial Instruments Firms Association	Description
	As of the end of the second quarterly period (September 30, 2008)	As of the filing date of the Quarterly Securities Report (November 14, 2008)
Common stock	1,004,535,364	1,004,535,364	Tokyo Stock Exchange Osaka Securities Exchange New York Stock Exchange London Stock Exchange	—
Total	1,004,535,364	1,004,535,364	—	—

Notes:

1.	The Company’s shares of common stock are listed on the First Sections of the Tokyo Stock Exchange and the Osaka Securities Exchange in Japan.
2.

The number of shares issued as of the filing date of the Quarterly Securities Report does not include shares issued upon the exercise of stock acquisition rights (“SARs”) (including the conversion of convertible bonds and the exercise of warrants of bonds with warrants issued under the previous Commercial Code in Japan) during November 2008, the month the Quarterly Securities Report (Shihanki Houkokusho) was filed.

ii) Stock Acquisition Rights

Note for readers of this English translation: The Japanese-language Quarterly Securities Report includes a summary of the main terms and conditions of the stock acquisitions rights, bonds with stock acquisition rights and convertible bonds listed below. A summary of such terms and conditions has previously been submitted to the Securities and Exchange Commission under Form 20-F, Form 6-K and Form S-8. There has been no change to such terms and conditions since the applicable date of such submissions, except a revision of the total outstanding number of SARs issued and number of outstanding shares to be issued or transferred, as provided in the schedule below.

URL: The list of documents previously submitted by the Company

http://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0000313838&owner=include&count=40

Stock acquisition rights (outstanding as of September 30, 2008)

Name (Date of Shareholders’ Resolution)	Total outstanding number of SARs issued	Number of outstanding shares of common stock to be issued or transferred
The first series of Common Stock Acquisition Rights (June 20, 2002)	9,878	987,800

The third series of Common Stock Acquisition Rights (June 20, 2002)	9,332	933,200
The fourth series of Common Stock Acquisition Rights (June 20, 2003)	8,145	814,500
The sixth series of Common Stock Acquisition Rights (June 20, 2003)	8,941	894,100
The seventh series of Common Stock Acquisition Rights (June 22, 2004)	9,540	954,000
The ninth series of Common Stock Acquisition Rights (June 22, 2004)	8,085	808,500
The tenth series of Common Stock Acquisition Rights (June 22, 2005)	10,093	1,009,300
The eleventh series of Common Stock Acquisition Rights (June 22, 2005)	10,717	1,071,700
The twelfth series of Common Stock Acquisition Rights (June 22, 2006)	10,579	1,057,900
The thirteenth series of Common Stock Acquisition Rights (June 22, 2006)	13,734	1,373,400
The fourteenth series of Common Stock Acquisition Rights (June 21, 2007)	7,962	796,200
The fifteenth series of Common Stock Acquisition Rights (June 21, 2007)	15,844	1,584,400

Bonds with stock acquisition rights (outstanding as of September 30, 2008)

Name (Date of Management Committee’s Resolution)	Total number of SARs issued	Number of shares of common stock to be issued or transferred
Bonds with Stock Acquisition Rights (December 1, 2003)	50,000	44,603,033

Convertible bonds (outstanding as of September 30, 2008)

Name (Date of issuance)	Outstanding balance
U.S. Dollar convertible bonds (April 17, 2000)	U.S. $ 45,550 thousand
U.S. Dollar convertible bonds (April 16, 2001)	U.S. $ 45,730 thousand
U.S. Dollar convertible bonds (April 15, 2002)	U.S. $ 33,002 thousand

iii) Status of Rights Plan

Not applicable.

iv) Changes in the Number of Total Shares Issued and the Amount of Common Stock

Period	Change in the number of total shares issued	Balance of the number of total shares issued	Change in the amount of capital stock	Balance of the amount of capital stock	Change in capital reserve	Balance of capital reserve
	(Thousands)	(Thousands)	(Millions of yen)	(Millions of yen)	(Millions of yen)	(Millions of yen)
From July 1 to September 30, 2008*1, 2	7	1,004,535	15	630,765	15	837,453

Notes:

1.	Increase due to the exercise of SARs.
2.	The total number of shares, the amount of capital stock and the capital reserve did not increase during the period from October 1 to October 31, 2008.

v) Status of Major Shareholders

(As of September 30, 2008)

Name	Address	Number of shares held (Thousands)	Number of shares held as a percentage of total shares issued (%)
Moxley and Company*1 (Local Custodian: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	New York, U.S.A. (2-7-1, Marunouchi, Chiyoda-ku, Tokyo)	148,669	14.80
Japan Trustee Services Bank, Ltd.*2 (Trust account)	1-8-11, Harumi, Chuo-ku, Tokyo	59,995	5.97
The Master Trust Bank of Japan, Ltd. *2 (Trust account)	2-11-3, Hamamatsu-cho, Minato-ku, Tokyo	43,397	4.32
Japan Trustee Services Bank, Ltd.*2 (Trust account 4G)	1-8-11, Harumi, Chuo-ku, Tokyo	40,158	4.00
State Street Bank and Trust Company*3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	Boston, U.S.A. (6-7, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)	33,138	3.30

SSBT OD05 Omnibus China Treaty 808150*3 (Local Custodian: Sumitomo Mitsui Banking Corporation)	Sydney, Australia (1-3-2, Marunouchi , Chiyoda-ku, Tokyo)	10,373	1.03
State Street Bank and Trust Company 505223*3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	Boston, U.S.A. (6-7, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)	9,551	0.95
State Street Bank and Trust Company 505225*3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	Boston, U.S.A. (6-7, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)	8,466	0.84
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account *3 (Local Custodian: Mizuho Corporate Bank, Ltd.)	London, U.K. (6-7, Nihonbashi Kabuto-cho, Chuo-ku, Tokyo)	8,088	0.81
Japan Trustee Services Bank, Ltd.*2 (Trust account 4)	1-8-11, Harumi Chuo-ku, Tokyo	8,003	0.80
Total		369,839	36.82

Notes:

1.	Moxley and Company is the nominee of JP Morgan Chase Bank, N.A. which is the Depositary for holders of the Company's American Depositary Receipts (ADRs).
2.	The shares held by each corporation are held in trust for investors, including shares in securities investment trusts.
3.	Each shareholder provides depositary services for shares owned by institutional investors, mainly in Europe and North America. They are also the nominees for these investors.
4.

Dodge & Cox sent a copy of the “Amendment to the Bulk Shareholding Report” (which was filed with the Kanto Financial Bureau in Japan) to the Company as of September 21, 2007 and reported that they held shares of the Company (including ADRs) as of September 15, 2007 as provided in the below table.  The Company has not been notified of any change in such shareholding.  The Company has not been able to confirm the number of shares beneficially held by Dodge & Cox as of September 30, 2008.

Name	Number of shares held (Thousands)	Number of shares held as a percentage of total shares issued (%)
Dodge & Cox	84,461	8.42

vi) Status of Voting Rights

1) Shares Issued

(As of September 30, 2008)

Classification	Number of shares of common stock	Number of votes	Description
	(Shares)	(Units)
Shares without voting rights	—	—	—
Shares with restricted voting rights (Treasury stock, etc.)	—	—	—
Shares with restricted voting rights (Others)	—	—	—
Shares with full voting rights (Treasury stock, etc.)	1,057,500	—	—

Shares with full voting rights (Others)	1,000,800,400	10,008,004	—
Shares less than one unit	2,677,464	—	Shares less than one unit (100 shares)
Total shares issued	1,004,535,364	—	—
Total voting rights held by all shareholders	—	10,008,004	—
Note:

Included in “Shares with full voting rights (Others)” under “Number of shares of common stock” are 46,800 shares of common stock held under the name of Japan Securities Depository Center, Inc.  Also included in “Shares with full voting rights (Others)” under “Number of votes” are 468 voting rights regarding the shares of common stock related to such shares with full voting rights held under the name of Japan Securities Depository Center, Inc.

2) Treasury Stock

(As of September 30, 2008)

Shareholder	Address of shareholder	Number of shares of common stock held under own name (Shares)	Number of shares of common stock held under the names of others (Shares)	Total number of shares of common stock held (Shares)	Total of shares held to total shares issued (%)

Sony Corporation (Treasury stock)*1	1-7-1, Konan, Minato-ku, Tokyo	1,043,900	-	1,043,900	0.1
Kyoshin Technosonic Co., Ltd. (Cross-holding stock)*2	1-31-1, Nishi-Gotanda, Shinagawa-ku, Tokyo	12,600	1,000	13,600	0.0
Total	—	1,056,500	1,000	1,057,500	0.1

Notes:

1.

In addition to the above, there are 383 shares of common stock held by the Company in the register of shareholders that the Company does not beneficially own.  These shares are included in “Shares with full voting rights (Others)” and “Shares less than one unit” in Table (i) “Shares Issued” above.

2.

Kyoshin Technosonic Co., Ltd. is a member of a stock ownership plan (The Sony Stock Ownership Plan 7-1, Konan 1-chome, Minato-ku, Tokyo), which is composed of the Company’s business partners and other members, holding 1,000 shares of the Company under the name thereof.

(2)    Stock Price Range

Highest and lowest prices during the past six months

Month of 2008	April	May	June	July	August	September
Highest (yen)*	4,910	5,350	5,560	4,710	4,430	4,190
Lowest (yen)*	4,000	4,560	4,620	4,050	4,000	3,120
*	As quoted on the First Section of the Tokyo Stock Exchange.

(3)    Directors and Corporate Executive Officers

There were no changes in directors and corporate executive officers between the filing date of the Securities Report

(Yukashoken Houkokusho) for the fiscal year ended March 31, 2008 and the filing date of this Quarterly Securities Report (Shihanki Houkokusho) on November 14, 2008.

V Financial Statements

		Page
(1) Consolidated Financial Statements
(i)	Consolidated Balance Sheets at September 30 and March 31, 2008	16
(ii)	Consolidated Statements of Income for the three and six months ended September 30, 2008	18
(iii)	Consolidated Statement of Cash Flows for the six months ended September 30, 2008	20
(2) Other Information		35

(i) Consolidated Balance Sheets (Unaudited)

Sony Corporation and Consolidated Subsidiaries

	Yen in millions
	At September 30, 2008	At March 31, 2008
ASSETS
Current assets:
Cash and cash equivalents	700,923	1,086,431
Call loan in the banking business	325,765	352,569
Marketable securities	475,158	427,709
Notes and accounts receivable, trade	1,206,065	1,183,620
Allowance for doubtful accounts and sales returns	(71,974)	(93,335)
Inventories	1,365,392	1,021,595
Deferred income taxes	230,419	237,073
Prepaid expenses and other current assets	897,764	794,001
Total current assets	5,129,512	5,009,663

Film costs	324,118	304,243

Investments and advances:
Affiliated companies	333,236	381,188
Securities investments and other	4,187,704	3,954,460
	4,520,940	4,335,648
Property, plant and equipment:
Land	157,888	158,289
Buildings	911,878	903,116
Machinery and equipment	2,417,791	2,483,016
Construction in progress	80,480	55,740
	3,568,037	3,600,161
Less – Accumulated depreciation	2,339,054	2,356,812
	1,228,983	1,243,349

Other assets:
Intangibles, net	307,447	263,490
Goodwill	341,207	304,423
Deferred insurance acquisition costs	401,324	396,819
Deferred income taxes	210,915	198,666
Other	507,970	496,438
	1,768,863	1,659,836

Total assets:	12,972,416	12,552,739

(Continued on following page.)

Consolidated Balance Sheets (Unaudited)

	Yen in millions
	At September 30, 2008	At March 31, 2008
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	71,215	63,224
Current portion of long-term debt	378,313	291,879
Notes and accounts payable, trade	1,228,377	920,920
Accounts payable, other and accrued expenses	987,859	896,598
Accrued income and other taxes	51,318	200,803
Deposits from customers in the banking business	1,338,223	1,144,399
Other	456,412	505,544
Total current liabilities	4,511,717	4,023,367

Long-term debt	649,414	729,059
Accrued pension and severance costs	221,084	231,237
Deferred income taxes	238,631	268,600
Future insurance policy benefits and other	3,420,503	3,298,506
Other	236,521	260,032
Total liabilities:	9,277,870	8,810,801
Commitments and contingent liabilities

Minority interest in consolidated subsidiaries	262,630	276,849

Stockholders’ equity: Common stock, no par value – At September 30, 2008–Shares authorized: 3,600,000,000, shares issued: 1,004,535,364 At March 31, 2008– Shares authorized: 3,600,000,000, shares issued: 1,004,443,364	630,765	630,576
Additional paid-in capital	1,153,571	1,151,447
Retained earnings	2,085,045	2,059,361
Accumulated other comprehensive income –
Unrealized gains on securities	41,399	70,929
Unrealized gains (losses) on derivative instruments	1,438	(3,371)
Pension liability adjustment	(96,518)	(97,562)
Foreign currency translation adjustments	(378,890)	(341,523)
	(432,571)	(371,527)
Treasury stock, at cost
Common stock At September 30, 2008–1,043,930 shares At March 31, 2008–1,015,596 shares	(4,894)	(4,768)
	3,431,916	3,465,089

Total liabilities and stockholders’ equity:	12,972,416	12,552,739

The accompanying notes are an integral part of these statements.

(ii) Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

Yen in millions
Six Months Ended September 30, 2008
Sales and operating revenue:
Net sales	3,725,551
Financial service revenue	275,851
Other operating revenue	49,947
4,051,349
Costs and expenses:
Cost of sales	2,882,477
Selling, general and administrative	814,137
Financial service expenses	269,425
Loss on sale, disposal or impairment of assets, net	4,208
3,970,247
Equity in net income of affiliated companies	3,385
Operating income	84,487
Other income:
Interest and dividends	14,313
Gain on sale of securities investments, net	461
Gain on change in interest in subsidiaries and equity investees	324
Other	11,803
26,901
Other expenses:
Interest	11,427
Loss on devaluation of securities investments	1,442
Foreign exchange loss, net	19,730
Other	8,560
41,159
Income before income taxes	70,229
Income taxes:
Current	47,003
Deferred	(36,937)
10,066
Income before minority interest	60,163
Minority interest in income (loss) of consolidated subsidiaries	4,370
Net income	55,793

Yen in millions
Six Months Ended September 30, 2008
Per share data:
Common stock
Net income
– Basic	55.60
– Diluted	53.11

Cash dividends	30.00

 The accompanying notes are an integral part of these statements.

Consolidated Statements of Income (Unaudited)

Sony Corporation and Consolidated Subsidiaries

Yen in millions
Three Months Ended September 30, 2008
Sales and operating revenue:
Net sales	1,950,289
Financial service revenue	97,469
Other operating revenue	24,547
2,072,305
Costs and expenses:
Cost of sales	1,514,812
Selling, general and administrative	419,888
Financial service expenses	121,641
Loss on sale, disposal or impairment of assets, net	6,061
2,062,402
Equity in net income of affiliated companies	1,145
Operating income	11,048
Other income:
Interest and dividends	6,531
Gain on sale of securities investments, net	319
Gain on change in interest in subsidiaries and equity investees	336
Other	6,620
13,806
Other expenses:
Interest	6,611
Loss on devaluation of securities investments	502
Foreign exchange loss, net	6,803
Other	3,631
17,547
Income before income taxes	7,307
Income taxes:
Current	6,956
Deferred	(15,891)
(8,935)
Income before minority interest	16,242
Minority interest in income (loss) of consolidated subsidiaries	(4,574)
Net income	20,816

Yen in millions
Three Months Ended September 30, 2008
Per share data:
Common stock
Net income
– Basic	20.74
– Diluted	19.83

The accompanying notes are an integral part of these statements.

(iii) Consolidated Statement of Cash Flows (Unaudited)

Sony Corporation and Consolidated Subsidiaries

Yen in millions
Six Months Ended September 30, 2008
Cash flows from operating activities:
Net income	55,793
Adjustments to reconcile net income to net cash
used in operating activities –
Depreciation and amortization, including amortization
of deferred insurance acquisition costs	195,026
Amortization of film costs	125,271
Stock-based compensation expense	1,967
Accrual for pension and severance costs, less payments	(11,143)
Loss on sale, disposal or impairment of assets, net	4,208
Gain on sale or loss on devaluation of securities investments, net	981
Loss on revaluation of marketable securities held in the financial service business for trading purpose, net	26,312
Gain on change in interest in subsidiaries and equity investees	(324)
Deferred income taxes	(36,937)
Equity in net income of affiliated companies, net of dividends	28,164
Changes in assets and liabilities:
Increase in notes and accounts receivable, trade	(43,857)
Increase in inventories	(364,438)
Increase in film costs	(135,025)
Increase in notes and accounts payable, trade	297,840
Decrease in accrued income and other taxes	(137,391)
Increase in future insurance policy benefits and other	78,754
Increase in deferred insurance acquisition costs	(35,122)
Increase in marketable securities held in the
financial service business for trading purpose	(26,057)
Increase in other current assets	(230,880)
Decrease in other current liabilities	(1,379)
Other	64,159
Net cash used in operating activities	(144,078)

(Continued on following page.)

Consolidated Statement of Cash Flows (Unaudited)

Yen in millions
Six Months Ended September 30, 2008
Cash flows from investing activities:
Payments for purchases of fixed assets	(236,183)
Proceeds from sales of fixed assets	139,867
Payments for investments and advances by financial service business	(823,116)
Payments for investments and advances (other than financial service business)	(73,226)
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances by financial service business	500,942
Proceeds from maturities of marketable securities, sales of securities investments and collections of advances (other than financial service business)	4,016
Other	(406)
Net cash used in investing activities	(488,106)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	12,055
Payments of long-term debt	(9,408)
Increase in short-term borrowings, net	12,237
Increase in deposits from customers in the financial service business, net	237,183
Dividends paid	(12,517)
Proceeds from the issuance of shares under stock-based compensation plans	378
Other	(3,343)
Net cash provided by financing activities	236,585
Effect of exchange rate changes on cash and cash equivalents	10,091
Net decrease in cash and cash equivalents	(385,508)
Cash and cash equivalents at beginning of the period	1,086,431
Cash and cash equivalents at end of the period	700,923

The accompanying notes are an integral part of these statements.

Index to Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

Notes to Consolidated Financial Statements

Sony Corporation and Consolidated Subsidiaries

1. Summary of Significant Accounting Policies

Sony Corporation and its subsidiaries in Japan maintain their records and prepare their financial statements in accordance with accounting principles generally accepted in Japan while its foreign subsidiaries maintain their records and prepare their financial statements in conformity with accounting principles generally accepted in the countries of their domiciles. Certain adjustments and reclassifications have been incorporated in the accompanying consolidated financial statements to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except for certain disclosures which have been omitted.

(1) Newly Adopted Accounting Pronouncements:

Fair Value Measurements -

In September 2006, the FASB issued FAS No. 157, “Fair Value Measurements”. FAS No. 157 establishes a framework for measuring fair value, clarifies the definition of fair value, and expands disclosures about the use of fair value measurements. FAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements. In February 2008, the FASB issued FASB Staff Positions (“FSP”) FAS 157-1, “Application of FASB Statement No. 157 to FASB Statement No. 13 and Other Accounting Pronouncements That Address Fair Value Measurements for Purposes of Lease Classification or Measurement under Statement 13” and FSP FAS 157-2, “Effective Date of FASB Statement No. 157”. FSP FAS 157-1 removes certain leasing transactions from the scope of FAS No. 157. FSP FAS 157-2 partially delays the effective date of FAS No. 157 until April 1, 2009 for Sony for certain nonfinancial assets and liabilities. In October 2008, the FASB issued FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for that Asset Is Not Active”. FSP FAS 157-3 clarifies the application of FAS No. 157 in a market that is not active. Sony adopted FAS No. 157 on April 1, 2008 with regards to financial assets and liabilities. The adoption of FAS No. 157 as it relates to financial assets and liabilities did not have a material impact on Sony’s consolidated results of operations and financial position. Sony is currently evaluating the impact for nonfinancial assets and liabilities. Descriptions required to be disclosed by FAS No. 157 are omitted.

Fair Value Option for Financial Assets and Financial Liabilities -

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. FAS No. 159 permits companies to choose to measure, on an instrument-by-instrument basis, various financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded in earnings. Sony adopted FAS No. 159 on April 1, 2008. Sony did not elect the fair value option for any assets or liabilities, that were not previously carried at fair value. Accordingly, the adoption of FAS No. 159 had no impact on Sony’s consolidated financial statements. However, its effects on future periods will depend on the nature of instruments held by Sony and its elections under the provisions of FAS No. 159.

(2)	Changes in Accounting Policies, Procedures and Presentation Rules Applied in the Preparation of the Interim Consolidated Financial Statements:

Equity in Net Income of Affiliated Companies -

Sony periodically reviews the presentation of its financial information to ensure that it is consistent with the way management views the consolidated operations. Since Sony considers its equity investments to be integral to its operations, effective April 1, 2008, Sony reports equity in net income of affiliated companies as a component of operating income. Prior to April 1, 2008, equity in net income of affiliated companies was presented below minority interest in income (loss) of consolidated subsidiaries and above net income in Sony’s consolidated results of operations. As a result of the reclassification, both operating income and income before income taxes increased by 1,145 million yen for the three months ended September 30, 2008, and by 3,385 million yen for the six months ended September 30, 2008. The reclassification did not affect net income for the three and six months ended September 30, 2008.

(3)	Accounting Methods Used Specifically for Interim Consolidated Financial Statements:

Income Taxes -

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period. The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions. Such income tax provision will be included with the provision based on the ETR in the interim period in which they occur.

(4)	Reclassifications:

Certain reclassifications of the financial statements for the fiscal year ended March 31, 2008 have been made to conform to the presentation for the interim period ended September 30, 2008.

2. Inventories

Inventories at September 30 and March 31, 2008 are summarized as follows:

	Yen in millions
	At September 30, 2008	At March 31, 2008
Finished products	1,018,502	687,095
Work in process	115,440	119,656
Raw materials, purchased components and supplies	231,450	214,844
	1,365,392	1,021,595

3. Reconciliation of the Differences between Basic and Diluted Net Income per Share (“EPS”)

Reconciliation of the differences between basic and diluted EPS for the six and three months ended September 30, 2008 is as follows:

Yen in millions
Six Months Ended September 30, 2008
Net income allocated to common stock	55,793
Effect of dilutive securities:
Stock acquisition rights	-
Convertible bonds	-
Net income allocated to common stock for dilutive EPS computation	55,793

Thousands of shares
Weighted-average shares	1,003,480
Effect of dilutive securities:
Stock acquisition rights	823
Convertible bonds	46,246
Weighted-average shares for dilutive EPS computation	1,050,549

Yen
Basic EPS	55.60
Diluted EPS	53.11

Potential shares of common stock upon the exercise of stock acquisition rights, which were excluded from the computation of diluted EPS since they had an exercise price in excess of the average market value of Sony’s common stock during the fiscal period, were 11,491 thousand shares for the six months ended September 30, 2008.

Yen in millions
Three Months Ended September 30, 2008
Net income allocated to common stock	20,816
Effect of dilutive securities:
Stock acquisition rights	-
Convertible bonds	-
Net income allocated to common stock for dilutive EPS computation	20,816

Thousands of shares
Weighted-average shares	1,003,495
Effect of dilutive securities:
Stock acquisition rights	211
Convertible bonds	46,246
Weighted-average shares for dilutive EPS computation	1,049,952

Yen
Basic EPS	20.74
Diluted EPS	19.83

Potential shares of common stock upon the exercise of stock acquisition rights, which were excluded from the computation of diluted EPS since they had an exercise price in excess of the average market value of Sony’s common stock during the fiscal period, were 12,075 thousand shares for the three months ended September 30, 2008.

4. Commitments and Contingent Liabilities

(1)	Commitments:

A. Loan Commitments

Commitments outstanding at September 30, 2008 totaled 300,787 million yen. The main components of these commitments are loan agreements that subsidiaries in the Financial Services segment have entered into with their customers in accordance with the condition of the contracts.

B. Purchase Commitments and other

Commitments outstanding at September 30, 2008 amounted to 225,973 million yen. The major components of these commitments are as follows:

In the ordinary course of business, Sony makes commitments for the purchase of property, plant and equipment. As of September 30, 2008, such commitments outstanding were 33,614 million yen.

Certain subsidiaries in the Pictures segment have entered into agreements with creative talent for the development and production of films and television programming as well as agreements with third parties to acquire completed films, or certain rights therein. These agreements mainly cover various periods through March 31, 2011. As of September 30, 2008, these subsidiaries were committed to make payments under such contracts of 53,671 million yen.

In April 2005, Sony Corporation has entered into a partnership program contract with Fédération Internationale de Football Association (“FIFA”). Through this program Sony Corporation will be able to exercise various rights as an official sponsor of FIFA events including the FIFA World CupTM* from 2007 to 2014. As of September 30, 2008, Sony Corporation was committed to make payments under such contract of 23,718 million yen.

* FIFA World CupTM is a registered trademark of FIFA.

(2)	Contingent Liabilities:

Sony had contingent liabilities including guarantees given in the ordinary course of business, which amounted to 47,590 million yen at September 30, 2008. The major components of the contingent liabilities are as follows:

In connection with the December 2007 refinancing of the debt obligation of a third party investor in Sony’s U.S. based music publishing business, Sony has issued a guarantee to a creditor of the third party investor pursuant to which Sony will provide a minimum offer of 300 million U.S. dollars to the creditor to purchase certain assets that are being held as collateral by the third party creditor against the obligation of the third party investor. The assets held as collateral for the third party investor’s obligation consist of the third party investor’s 50% ownership interest in the music publishing subsidiary. At September 30, 2008, the fair value of the collateral exceeded 300 million U.S. dollars.

The European Commission (“EC”) issued the Waste Electrical and Electronic Equipment (“WEEE”) directive in February 2003. The WEEE directive requires electronics producers after August 2005 to finance the cost for collection, treatment, recovery and safe disposal of waste products. In most member states of the European Union (“EU”), the directive has been transposed into national legislation subject to which Sony recognizes the liability for obligations associated with WEEE. As of the interim period ended September 30, 2008, the accrued amounts in respect to the above mentioned WEEE have not been significant. However, since the regulation has not been finally adopted and put into practice in all individual member states, Sony will continue to evaluate the impact of this regulation.

Sony Corporation and certain of its subsidiaries are defendants in several pending lawsuits and are subject to inquiries by various government authorities. However, based upon the information currently available to both Sony and its legal counsel, the management of Sony believes that damages from such lawsuits or inquiries, if any, are not likely to have a material effect on Sony's consolidated financial statements.

5. Business Segment Information

Sony is comprised of the Electronics segment, Game segment, Pictures segment, Financial Services segment and All Other. Business segment information is prepared in accordance with these segments.

The Electronics segment designs, develops, manufactures and distributes audio-visual, informational and communicative equipment, instruments and devices throughout the world. The Game segment designs, develops and sells PlayStation®2, PLAYSTATION®3 and PSP® (PlayStation Portable) game consoles and related software mainly in Japan, the U.S. and Europe, and licenses to third party software developers. The Pictures segment develops, produces and manufactures image-based software, including film, video, and television mainly in the U.S., and markets, distributes and broadcasts in the worldwide market. The Financial Services segment primarily represents individual life insurance and non-life insurance businesses in the Japanese market, leasing and credit financing businesses and a bank business in Japan. All Other consists of various operating activities, primarily including a music business, a network service business, an animation production and marketing business, and an advertising agency business in Japan. Sony’s products and services are generally unique to a single operating segment.

The operating segments reported below are the segments of Sony for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

Business Segments -

Sales and operating revenue for the six months ended September 30, 2008 is as follows:

Yen in millions
Six Months Ended September 30, 2008

Sales and operating revenue:
Electronics -
Customers	2,811,672
Intersegment	280,752
Total	3,092,424
Game -
Customers	460,419
Intersegment	37,742
Total	498,161
Pictures -
Customers	355,717
Intersegment	—
Total	355,717
Financial Services -
Customers	275,851
Intersegment	7,877
Total	283,728
All Other -
Customers	147,690
Intersegment	34,731
Total	182,421

Elimination	(361,102)

Consolidated total	4,051,349

Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.

Game intersegment amounts primarily consist of transactions with the Electronics segment.

All Other intersegment amounts primarily consist of transactions with the Electronics, Game and Pictures segments.

Sales and operating revenue for the three months ended September 30, 2008 is as follows:

Yen in millions
Three Months Ended September 30, 2008

Sales and operating revenue:
Electronics -
Customers	1,461,081
Intersegment	192,229
Total	1,653,310
Game -
Customers	245,427
Intersegment	23,119
Total	268,546
Pictures -
Customers	196,079
Intersegment	—
Total	196,079
Financial Services -
Customers	97,469
Intersegment	3,234
Total	100,703
All Other -
Customers	72,249
Intersegment	18,033
Total	90,282

Elimination	(236,615)

Consolidated total	2,072,305

Electronics intersegment amounts primarily consist of transactions with the Game segment, Pictures segment and All Other.

Game intersegment amounts primarily consist of transactions with the Electronics segment.

All Other intersegment amounts primarily consist of transactions with the Electronics, Game and Pictures segments.

Segment profit or loss for the six and three months ended September 30, 2008 are as follows:

Yen in millions
Six Months Ended September 30, 2008

Operating income (loss):
Electronics	119,997
Game	(34,047)
Pictures	2,725
Financial Services	5,298
All Other	10,264
Total	104,237
Elimination	(538)
Unallocated amounts:
Corporate expenses	(19,212)
Consolidated operating income	84,487

Other income	26,901
Other expenses	(41,159)

Consolidated income before income taxes	70,229

Yen in millions
Three Months Ended September 30, 2008

Operating income (loss):
Electronics	75,646
Game	(39,465)
Pictures	10,987
Financial Services	(25,279)
All Other	3,542
Total	25,431
Elimination	(5,330)
Unallocated amounts:
Corporate expenses	(9,053)
Consolidated operating income	11,048

Other income	13,806
Other expenses	(17,547)

Consolidated income before income taxes	7,307

Operating income (loss) is Sales and operating revenue less Costs and expenses, and includes Equity in net income of affiliated companies.

Other Significant Items:

The following table is a breakdown of Electronics sales and operating revenue to external customers by product category. The Electronics segment is managed as a single operating segment by Sony’s management.

Yen in millions
Six Months Ended September 30, 2008

Audio	235,161
Video	612,676
Televisions	676,030
Information and Communications	506,817
Semiconductors	117,873
Components	400,505
Other	262,610

Total	2,811,672

Yen in millions
Three Months Ended September 30, 2008

Audio	121,592
Video	297,262
Televisions	364,492
Information and Communications	277,749
Semiconductors	59,123
Components	211,631
Other	129,232

Total	1,461,081

Geographic Information -

Sales and operating revenue attributed to countries based on location of customers for the six and three months ended September 30, 2008 are as follows:

Yen in millions
Six Months Ended September 30, 2008

Sales and operating revenue:
Japan	938,165
U.S.A.	929,342
Europe	981,107
Other	1,202,735

Total	4,051,349

Yen in millions
Three Months Ended September 30, 2008

Sales and operating revenue:
Japan	418,852
U.S.A.	495,842
Europe	519,418
Other	638,193

Total	2,072,305

There are not any individually material countries with respect to the sales and operating revenue included in Europe and Other areas.

Transfers between reportable business or geographic segments are made at arms-length prices.

There were no sales and operating revenue with any single major external customer for the six and three months ended September 30, 2008.

The following information shows sales and operating revenue and operating income by geographic origin for the six months ended September 30, 2008. In addition to the disclosure requirements under FAS No. 131, Sony discloses this supplemental information in accordance with disclosure requirements of the Financial Instruments and Exchange Act of Japan, to which Sony, as a Japanese public company, is subject.

Yen in millions
Six Months Ended September 30, 2008

Sales and operating revenue:
Japan -
Customers	1,013,069
Intersegment	2,383,934
Total	3,397,003
U.S.A. -
Customers	1,074,026
Intersegment	197,119
Total	1,271,145
Europe -
Customers	909,795
Intersegment	35,330
Total	945,125
Other -
Customers	1,054,459
Intersegment	1,099,441
Total	2,153,900

Elimination	(3,715,824)

Consolidated total	4,051,349

Operating income (loss):
Japan	134,318
U.S.A.	(43,583)
Europe	(19,696)
Other	60,434
Corporate and elimination	(46,986)

Consolidated total	84,487

The following information shows sales and operating revenue and operating income by geographic origin for the three months ended September 30, 2008. In addition to the disclosure requirements under FAS No. 131, Sony discloses this supplemental information in accordance with disclosure requirements of the Financial Instruments and Exchange Act of Japan, to which Sony, as a Japanese public company, is subject.

Yen in millions
Three Months Ended September 30, 2008

Sales and operating revenue:
Japan -
Customers	458,438
Intersegment	1,350,394
Total	1,808,832
U.S.A. -
Customers	581,188
Intersegment	106,024
Total	687,212
Europe -
Customers	475,678
Intersegment	19,031
Total	494,709
Other -
Customers	557,001
Intersegment	627,937
Total	1,184,938

Elimination	(2,103,386)

Consolidated total	2,072,305

Operating income (loss):
Japan	43,607
U.S.A.	(24,057)
Europe	(19,281)
Other	30,930
Corporate and elimination	(20,151)

Consolidated total	11,048

6. Subsequent Event

On October 1, 2008, Sony completed the acquisition of Bertelsmann AG's (“Bertelsmann”) 50% stake in SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”). The music company, to be called SONY MUSIC ENTERTAINMENT, became a wholly owned subsidiary of Sony. The transaction was structured as follows: First, a portion of Bertelsmann's interest in SONY BMG was redeemed for approximately $600 million of cash by SONY BMG. Sony then purchased the remaining interest from Bertelsmann for approximately $600 million.

 (2) Other Information

i) Subsequent to September 30, 2008

An interim cash dividend for Sony Corporation Common Stock was approved at the Board of Directors meeting held on October 29, 2008 as below:

1. Total amount of interim cash dividends:

30,105 million yen

2. Amount of an interim cash dividend per share:

30 yen, comprising a regular cash dividend of 20 yen and a special cash dividend of 10 yen

3. Payment date:

December 1, 2008

Note: Interim dividends are to be distributed to the shareholders and beneficial shareholders registered as the holders or pledgees of one or more unit of shares in Sony Corporation’s register of shareholders and/or beneficial shareholders at the end of September 30, 2008.

ii) Litigation

On October 18, 2006, class action lawsuits were filed in California in which the plaintiffs alleged that Sony Corporation, Sony Corporation of America, Sony Electronics Inc., other named defendants, and other unnamed parties had entered into and carried out an agreement, combination, or conspiracy to fix, raise, maintain or stabilize the prices of, and allocate the market for and production of, Static Random Access Memory (“SRAM”). Numerous similar lawsuits were filed in various jurisdictions throughout the United States, which were consolidated in a single federal court for coordinated pre-trial proceedings (the “MDL Proceeding”). Sony entities reached tolling agreements with the plaintiffs’ counsel, pursuant to which such Sony entities were not named as defendants in the Consolidated Amended Complaint for the MDL Proceeding. Also, there have been similar lawsuits filed in Canada (Quebec, British Columbia and Ontario) against those Sony entities in addition to Sony of Canada Ltd. and other major SRAM manufacturers. Sony entities including Sony of Canada Ltd. entered into a tolling agreement with the plaintiffs’ counsel, pursuant to which plaintiffs withdrew their claim against all such Sony entities in these proceedings. Also, in October 2006, Sony Electronics Inc. received a Grand Jury subpoena related to a Department of Justice investigation of potential antitrust violations in the SRAM industry. Sony continues to cooperate fully with the investigation.